EXHIBIT 99.1

Baozun Announces First Quarter 2018 Unaudited Financial Results

SHANGHAI, CHINA – May 17, 2018 – Baozun Inc. (Nasdaq: BZUN) ("Baozun" or the "Company"), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Financial Highlights

●	Total net revenues were RMB921.2 million (US$[1]146.9 million), an increase of 14.5% year-over-year. Services revenue was RMB461.3 million (US$73.5 million), an increase of 50.3% year-over-year.

●	Income from operations was RMB28.4 million (US$4.5 million), an increase of 85.2% year-over-year. Operating margin was 3.1%, compared with 1.9% in the same quarter of last year.

●	Non-GAAP income from operations[2] was RMB45.7 million (US$7.3 million), an increase of 36.0% year-over-year. Non-GAAP operating margin was 5.0%, compared with 4.2% in the same quarter of last year.

●	Net income attributable to ordinary shareholders of Baozun Inc. was RMB14.9 million (US$2.4 million), an increase of 40.8% year-over-year.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.[3] was RMB31.9 million (US$5.1 million), an increase of 10.7% year-over-year.

●	Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per American Depository Share (“ADS[4]”) were RMB0.27 (US$0.04) and RMB0.25 (US$0.04), respectively, compared with basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB0.20 and RMB0.18, respectively, for the same period of 2017.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS[5] were RMB0.57 (US$0.09) and RMB0.54 (US$0.09), respectively, compared with basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB0.54 and RMB0.50 , respectively, for the same period of 2017.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.2726 to US$1.00, the noon buying rate in effect on March 30, 2018 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3 Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

4 Each ADS represents three Class A ordinary shares.

5 Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

First Quarter 2018 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[6] was RMB4,943.2 million, an increase of 66.2% year-over-year.

●	Distribution GMV[7] was RMB535.9 million, a decrease of 7.6% year-over-year.

●	Non-distribution GMV[8] was RMB4,407.3 million, an increase of 84.1% year-over-year.

●	Number of brand partners increased to 156 as of March 31, 2018, from 136 as of March 31, 2017.

●	Number of GMV brand partners increased to 150 as of March 31, 2018, from 125 as of March 31, 2017.

“We are pleased to report another outstanding quarter, which was primarily driven by growth in our existing online stores,” commented Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun. “On May 11, 2018, we held our third annual Global Brand E-commerce Summit in Shanghai. This year’s theme was ‘Eyes on The Data’ and featured talks on big data, artificial intelligence, and cloud computing. We are firmly focused on becoming the leading brand e-commerce business partner and technology development and solution services provider. We plan to continue investing in innovation to further strengthen our industry leading position and create greater value for our shareholders.”

Mr. Beck Chen, Chief Financial Officer of Baozun commented, “We delivered another strong quarter of growth with GMV increasing by 66.2% year-over-year. During this quarter, additional investments in innovation and productization were RMB13.5 million. We believe the investments we are now making in innovation will enable us to expand our addressable market, further strengthen our long-term competitiveness, and provide more value to our brand partners over the long run.”

First Quarter 2018 Financial Results

Total net revenues were RMB921.2 million (US$146.9 million), an increase of 14.5% from RMB804.9 million in the same quarter of last year.

Product sales revenue was RMB459.9 million (US$73.3 million), a decrease of 7.6% from RMB498.0 million in the same quarter of last year. The decrease was primarily attributable to the transition of a leading electronics brand partner’s business from the distribution model to the consignment model in September 2017, which was partially offset by an increase in product sales revenue resulting from the increased popularity of brand partners’ products and Baozun’s increasingly effective marketing and promotional campaigns.

6 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

7 Distribution GMV refers to the GMV under the distribution business model.

8 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

Services revenue was RMB461.3 million (US$73.5 million), an increase of 50.3% from RMB306.9 million in the same quarter of last year. The increase was primarily attributable to the rapid growth of the Company’s consignment model and service fee model, and in particular, growth in sales from existing brand partners and the addition of new brand partners in the apparel category.

Total operating expenses were RMB892.8 million (US$142.3 million), compared with RMB789.5 million in the same quarter of last year.

●	Cost of products was RMB379.1 million (US$60.4 million), compared with RMB439.1 million in the same quarter of last year. The decrease was primarily due to the transition of a leading electronics brand partner’s business from the distribution model to the consignment model in September 2017 and improved margins from product sales, which were partially offset by higher costs associated with an increase in product sales revenue.

●	Fulfillment expenses were RMB210.6 million (US$33.6 million), compared with RMB132.4 million in the same quarter of last year. The increase was primarily due to an increase in GMV contribution from the Company’s consignment model and warehouse rental expenses.

●	Sales and marketing expenses were RMB221.1 million (US$35.3 million), compared with RMB162.5 million in the same quarter of last year. The increase was primarily due to the recruitment of additional online store operational staff and an increase in promotional and marketing expenses associated with Company-operated online stores.

●	Technology and content expenses were RMB50.3 million (US$8.0 million), compared with RMB28.8 million in the same quarter of last year. The increase was primarily due to increased investments in innovation and productization, including recruitment of additional technology-focused staff.

●	General and administrative expenses were RMB32.3 million (US$5.2 million), compared with RMB27.2 million in the same quarter of last year. The increase was primarily due to an increase in administrative, corporate strategy, and business planning staff.

Income from operations was RMB28.4 million (US$4.5 million), compared with RMB15.3 million in the same quarter of last year. Operating margin was 3.1%, compared with 1.9% in the same quarter of last year.

Non-GAAP income from operations was RMB45.7 million (US$7.3 million), compared with RMB33.6 million in the same quarter of last year. Non-GAAP operating margin was 5.0%, compared with 4.2% in the same quarter of last year.

Net income attributable to ordinary shareholders of Baozun Inc. was RMB14.9 million (US$2.4 million), an increase of 40.8% from the same quarter of last year. Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB0.27 (US$0.04) and RMB0.25 (US$0.04), respectively, compared with basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB0.20 and RMB0.18, respectively, in the same period of 2017.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB31.9 million (US$5.1 million), an increase of 10.7% from the same quarter of last year. Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB0.57 (US$0.09) and RMB0.54 (US$0.09), respectively, compared with basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB0.54 and RMB0.50, respectively, in the same period of 2017.

As of March 31, 2018, the Company had RMB709.3 million (US$113.1 million) in cash, cash equivalents and short-term investment, an increase from RMB557.4 million as of December 31, 2017 primarily due to the collection of accounts receivable during the first quarter of 2018.

Business Outlook

The Company expects total net revenues to be between RMB1,060 million and RMB1,100 million for the second quarter of 2018.

While the Company is transitioning more of its business from the distribution model towards the non-distribution model, Baozun is providing quarterly guidance on services revenues. The Company expects services revenue to increase by over 50% on a year-over-year basis for the second quarter of 2018.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 a.m. Eastern Time on Thursday, May 17, 2018 (7:30 p.m. Beijing time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+852 3027 6500
U.S. Toll Free	+1 855-824-5644
Mainland China Toll Free	8009-880563
Hong Kong	3027 6500

Passcode: 52759033#

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, May 24, 2018.

Dial-in numbers for the replay are as follows:

International Dial-in	+852 3027-6520
U.S. Toll Free	+1 646-982-0473

Passcode: 319290002#

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. The Company also believes that the use of the non-GAAP measures facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun Inc. and net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company's integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Caroline Dong

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	244,809	533,545	85,060
Restricted cash	48,848	105,150	16,763
Short-term investment	312,614	175,714	28,013
Accounts receivable, net[1]	1,085,669	837,988	133,595
Inventories[1]	382,028	365,975	58,345
Advances to suppliers	88,881	82,431	13,141
Prepayments and other current assets[1]	214,636	121,124	19,310
Amounts due from related parties	88,795	72,156	11,503
Total current assets	2,466,280	2,294,083	365,730

Non-current assets
Investments in equity investees	24,268	40,308	6,426
Property and equipment, net	330,924	332,382	52,990
Intangible assets, net	66,150	74,500	11,877
Land use right, net	44,618	44,362	7,072
Goodwill	13,158	13,158	2,098
Other non-current assets	18,043	22,350	3,563
Deferred tax assets	15,528	15,646	2,494
Total non-current assets	512,689	542,706	86,520

Total assets	2,978,969	2,836,789	452,250

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan	172,000	127,463	20,321
Accounts payable	583,532	485,333	77,373
Notes payable	48,000	19,400	3,093
Income tax payables	30,420	13,353	2,129
Accrued expenses and other current liabilities[1]	314,870	278,295	44,367
Total current liabilities	1,148,822	923,844	147,283

Long-term loan	-	63,306	10,092
Deferred tax liability	3,710	3,612	576
Total Non-current liabilities	3,710	66,918	10,668

Total liabilities	1,152,532	990,762	157,951

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 152,824,659 and 156,567,603 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively)	95	97	16
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively)	8	8	1
Additional paid-in capital	1,823,925	1,843,084	293,831
Accumulated deficit	(25,000)	(10,069)	(1,606)
Accumulated other comprehensive income	9,995	(5,041)	(804)

Total Baozun Inc. shareholders' equity	1,809,023	1,828,079	291,438

Noncontrolling interests	17,414	17,948	2,861
Total equity	1,826,437	1,846,027	294,299

Total liabilities and shareholders' equity	2,978,969	2,836,789	452,250

1 Certain reclassifications in accounts receivable, inventories, prepayments and other current assets and accrued expenses and other current liabilities as of December 31, 2017 were retrospectively adjusted as a result of the adoption of a new revenue accounting standard effective on January 1, 2018.

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended March 31,
	2017	2018
	RMB	RMB	US$

Net revenues
Product sales	497,950	459,930	73,324
Services	306,921	461,269	73,537
Total net revenues	804,871	921,199	146,861

Operating expenses (1)
Cost of products	(439,085)	(379,135)	(60,443)
Fulfillment	(132,437)	(210,601)	(33,575)
Sales and marketing (2)	(162,468)	(221,132)	(35,254)
Technology and content	(28,763)	(50,254)	(8,012)
General and administrative	(27,243)	(32,315)	(5,152)
Other operating income, net	468	658	105
Total operating expenses	(789,528)	(892,779)	(142,331)
Income from operations	15,343	28,420	4,530
Other income (expenses)
Interest income	3,132	1,942	310
Interest expense	(15)	(4,116)	(656)
Exchange loss	(151)	(1,424)	(227)
Income before income tax	18,309	24,822	3,957
Income tax expense (3)	(7,174)	(8,556)	(1,364)
Share of loss in equity method investment, net of tax of nil	(530)	(801)	(128)
Net income	10,605	15,465	2,465

Net income attributable to noncontrolling interests	-	(534)	(85)
Net income attributable to ordinary shareholders of Baozun Inc.	10,605	14,931	2,380

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.07	0.09	0.01
Diluted	0.06	0.08	0.01
Net income per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	0.20	0.27	0.04
Diluted	0.18	0.25	0.04
Weighted average shares used in calculating net income per ordinary share
Basic	159,516,894	166,857,263	166,857,263
Diluted	174,776,404	177,061,602	177,061,602

Net income	10,605	15,465	2,465
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(5,493)	(15,036)	(2,397)
Comprehensive income	5,112	429	68

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended March 31,
	2017	2018
	RMB	RMB	US$

Fulfillment	738	861	137
Sales and marketing	5,246	6,220	992
Technology and content	5,379	3,646	581
General and administrative	6,886	6,133	978
	18,249	16,860	2,688

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB nil and RMB0.4 million for the three months period ended March 31, 2017 and 2018, respectively.

(3) Including income tax benefits of RMB nil and RMB0.1 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the three months period ended March 31, 2017 and 2018, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended March 31,
	2017	2018
	RMB	RMB	US$

Income from operations	15,343	28,420	4,530
Add: Share-based compensation expenses	18,249	16,860	2,688
Amortization of intangible assets resulting from business acquisition	-	391	62
Non-GAAP income from operations	33,592	45,671	7,280

Net Income	10,605	15,465	2,465
Add: Share-based compensation expenses	18,249	16,860	2,688
Amortization of intangible assets resulting from business acquisition	-	391	62
Less: Tax effect of amortization of intangible assets resulting from business acquisition	-	(98)	(15)
Non-GAAP net income	28,854	32,618	5,200

Net income attributable to ordinary shareholders of Baozun Inc.	10,605	14,931	2,380
Add: Share-based compensation expenses	18,249	16,860	2,688
Amortization of intangible assets resulting from business acquisition	-	199	32
Less: Tax effect of amortization of intangible assets resulting from business acquisition	-	(50)	(8)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	28,854	31,940	5,092

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	0.54	0.57	0.09
Diluted	0.50	0.54	0.09
Weighted average shares used in calculating net income per ordinary share
Basic	159,516,894	166,857,263	166,857,263
Diluted	174,776,404	177,061,602	177,061,602